David Barclay

Attorney at Law

2743 Fox River Lane

Naperville, Illinois 60565

Phone: (630) 697-9069

Email: DBarclay@eqtc.com

August 19, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549

Attention: Shane Callaghan

CallaghanS@sec.gov

Dear Mr. Callaghan:

I am writing on behalf of Brian Tunick in response to the letter he received from the Division of Corporate Finance Office of Mergers and Acquisitions (the “Division”) dated August 2, 2024 (the “Second Comment Letter”) regarding the amended Schedule 13D filed by Mr. Tunick on July 30,2024 regarding his holdings in CEA Industries Inc. (CEA). Mr. Tunick filed the original Schedule 13D on April 25, 2024 and received a comment letter from the Division on May 29, 2024 (the “First Comment Letter”). In response to the First Comment Letter Mr. Tunick filed the aforementioned amended Schedule 13D and a response to the comment letter dated July 31, 2024 (the “First Response”). By means of this letter Mr. Tunick will respond to the Second Comment Letter and supplement the First Response. I will address each of the items in the Second Comment Letter below.

1.	The Second Comment Letter points out that in the First Response “Mr. Tunick acknowledges that he miscalculated” when his ownership of CEA reached the 5% level and asks when that occurred. Mr. Tunick has determined that his ownership of CEA reached 5% on March 28, 2024. He should have filed Schedule 13D within 5 business days of that date. Not realizing his holdings had exceeded the 5% level until April 11, 2024, as well as some difficulty in obtaining the access codes needed for the EDGAR filing were the reasons for the late filing.

2.	The Second Comment Letter noted that Item 5(c) of the amended Schedule 13D was incorrectly answered. Mr. Tunick is filing a second amended Schedule 13D to correct the answer to item 5(c) and include as an exhibit his transactions in CEA Common Stock in sixty days prior to the filing of the amended Schedule 13D.

We believe this, along with the amended Schedule 13D being filed, addresses the issues raised in the Second Comment Letter. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ David Barclay

David Barclay

Attorney for Brian Tunick

cc: Brian Tunick